Exhibit 99.1

NLS Pharmaceutics Announces Completion of Open Label Extension Study with Quilience® (Mazindol ER) for the Treatment of Narcolepsy

•	Six-month Open Label Extension (OLE) study for patients that completed the POLARIS Phase 2 randomized, double-blind study has achieved its final patient visit
•	87% of patients who completed the POLARIS Phase 2 study requested to continue monotherapy treatment with Mazindol ER in the six-month OLE, rather than transition to other therapies

Zürich, Switzerland, January 30, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) ("NLS" or the "Company"), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced the completion of the POLARIS six-month open-label extension study (NLS-1022) with Mazindol ER in patients with narcolepsy.

POLARIS NLS-1022 OLE is an open-label extension clinical study of Mazindol ER in patients with narcolepsy type 1 (NT1) or narcolepsy type 2 (NT2) who completed participation in the previously reported POLARIS NLS-1021 Phase 2 clinical study, a four-week, randomized, double-blind, placebo-controlled, multi-center U.S. clinical study in 67 patients with NT1 or NT2. All patients who completed the POLARIS Phase 2 study were eligible to participate in the OLE and continue once-a-day treatment with Mazindol ER for up to six months as monotherapy (no concomitant wake-promoting or anti-cataplexy treatments). The objectives of the NLS-1022 study are to evaluate the long-term safety and tolerability of Mazindol ER and to evaluate its long-term therapeutic effect in the treatment of Excessive Daytime Sleepiness (EDS) and cataplexy.

“We believe that this extension study further validates the potential for Mazindol ER to significantly improve EDS and cataplexy, with improved efficacy over time,” said Eric Konofal, MD, PhD, Chief Scientific Officer of NLS. “The unique mechanism of action of Mazindol ER sets it apart from agents currently used, potentially filling an unmet need and allowing for once-daily monotherapy with a low-incidence of adverse events.”

Previously shared interim OLE data showed that patients treated with Mazindol ER in the randomized double-blind Phase 2 study continued to improve after rolling into the OLE study and that patients treated with placebo in the randomized Phase 2 study who received Mazindol ER in the OLE study achieved comparable results to patients treated with active drug in the Phase 2 study. Those results demonstrated further improvement in efficacy of Mazindol ER in the treatment of EDS and cataplexy with longer treatment duration as a potential first in class monotherapy. Safety and tolerability of Mazindol ER were shown to be similar between the double-blind and OLE studies. NLS Pharmaceutics plans to have the complete results of the OLE study in the first quarter of 2023 and to present these results at a future scientific meeting.

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More information on these studies can be found at https://polaris.nlspharma.com/ or www.clinicaltrials.gov, NCT05055024.

Narcolepsy is a chronic neurological disorder that affects the brain’s ability to regulate sleep-wake cycles. People with narcolepsy may wake up in the morning feeling well-rested, but they’re unable to sustain that alertness throughout the day. As a result, people with narcolepsy often feel excessively fatigued and frequently fall asleep during daytime hours, even when they’re engaged in conversation, work, or other activities. The most common symptom of narcolepsy is Excessive Daytime Sleepiness (EDS) which refers to an inability to stay alert during normal daytime hours. Other symptoms may include cataplexy (a brief but sudden loss of muscle tone, slurred speech, muscle weakness, or even collapse), hypnagogic dreams or hallucinations and sleep paralysis, and Disrupted Nighttime Sleep (DNS). Narcolepsy affects 1 in every 2,000 individuals. Typical onset of narcolepsy occurs between the ages of 10 and 20; but can also occur in young children.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Quilience®

The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as Idiopathic Hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Quilience® in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult patients suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

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Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the Company’s potential funding runway, the potential benefits in the use of Mazindol ER for the treatment of EDS, that the OLE study further validates the potential for Mazindol ER to significantly improve EDS and cataplexy, with improved efficacy over time and the expected timing of the complete results of the OLE study. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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